Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of CommonWealth REIT for the registration of debt securities, common shares, preferred shares, depositary shares and warrants and to the incorporation by reference therein of our reports dated February 27, 2012, with respect to the consolidated financial statements and schedules of CommonWealth REIT, and the effectiveness of internal control over financial reporting of CommonWealth REIT, included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, MA

June 13, 2012